New Found Gold Announces Results of 2026 Annual General
Meeting

Hires ICP as Market Maker

Vancouver, BC, June 25, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG | NYSE-A: NFGC) is pleased to announce the results of the 2026 Annual General Meeting of its shareholders held in Toronto, ON, on June 25, 2026 (the "Meeting"). The Company's Board of Directors now comprises Paul Andre Huet, Keith Boyle, Tamara Brown, Chad Williams, Allen Palmiere and Andrew Furey.

All matters presented for shareholder approval at the Meeting were passed, including:

  fixing the number of directors at six;
  electing six directors;
  appointing KPMG LLP, Chartered Professional Accountants, as auditor of the Company at a remuneration to be fixed by the Board;
  approving the "10% rolling" stock option plan of the Company; and
  approving the "5% rolling" share unit plan of the Company.

A vote by the Board of Directors was held following the Meeting to pass a resolution naming Paul Andre Huet as Chair of the Board and Tamara Brown as an independent Lead Director. William Hayden, who served as a Director of the Company since 2024, did not stand for re-election at the Meeting.

Paul Andre Huet, Chair of New Found Gold, stated "On behalf of the Board of Directors, I would like to extend our sincere appreciation to Mr. Hayden for his dedicated service and valuable contributions during his tenure as Director of the Board. Mr. Hayden's leadership, industry expertise, and commitment to strong governance and technical oversight have played an important role in advancing the Company's growth over the past year, and we wish him all the best in his future endeavours."

Engagement of ICP Securities Inc.

The Company is also pleased to announce that, subject to TSX Venture Exchange (the "TSXV") approval, it has engaged the services of ICP Securities Inc. ("ICP") to provide automated market-making services, including use of its proprietary algorithm, ICP Premium®, in compliance with the policies and guidelines of the TSXV and other applicable legislation. ICP's market-making activity will be primarily to make a two-sided market in the Company's traded securities on the TSXV (the "Securities") and provide liquidity and stability to the Securities.

ICP will be paid a monthly fee of C$7,500, plus applicable taxes, payable on the first business day of each month. The agreement between the Company and ICP is for an initial term of four months (the "Initial Term"), with services commencing on June 25, 2026, and shall be automatically renewed for subsequent one-month terms (each month called an "Additional Term") unless terminated. The agreement may be terminated by either party with at least thirty days' written notice prior to the end of the Initial Term or an Additional Term, as applicable. There are no performance factors contained in the agreement and ICP will not receive shares, stock options or other compensation in connection with the engagement.

ICP and the Company are unrelated and unaffiliated entities. At the time of the agreement, neither ICP nor its principals had any interest, directly or indirectly, in the securities of the Company. ICP will be responsible for the costs it incurs in buying and selling the Company's shares, and no third party will be providing funds or securities for the market-making activities. ICP and its clients may acquire an interest in the securities of the Company in the future.

About ICP Securities Inc.

ICP Securities Inc. is a Toronto based CIRO dealer-member that specializes in automated market making and liquidity provision, as well as having a proprietary market making algorithm, ICP Premium®, that enhances liquidity and quote health. Established in 2023, with a focus on market structure, execution, and trading, ICP has leveraged its own proprietary technology to deliver high quality liquidity provision and execution services to a broad array of public issuers and institutional investors.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Company's common shares in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in the fully funded Queensway Gold Project ("Queensway") and Hammerdown Gold Project ("Hammerdown"), which includes the Hammerdown deposit as well as milling and tailings facilities at Pine Cove. New Found Gold is focused on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing its flagship Queensway toward Phase I production.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective faults zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Contact

For further information on New Found Gold contact us through our investor inquiry form at https://newfoundgold.ca/contact/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp and https://x.com/newfoundgold.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the engagement of ICP as a market maker; ICP's compliance with the policies and guidelines of the TSX Venture Exchange and other applicable legislation; ICP's remuneration and its services to the Company;; the Company's focus on bringing the Hammerdown deposit into commercial production in H2/26; and advancement of Queensway toward Phase I production. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.